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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Allis-Chalmers Corporation
                                (NAME OF ISSUER)


                     Common Stock, par value $0.15 per share
                         (TITLE OF CLASS OF SECURITIES)


                                    019645407
                                 (CUSIP NUMBER)


                            Joseph P. Bartlett, Esq.
                      Spolin Silverman Cohen & Bartlett LLP
                       1620 26th Street, Suite 2000 North
                         Santa Monica, California 90404
                                (310) 586 - 2400
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 22, 2004
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 019645407
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                                TABLE OF CONTENTS


ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.                        3
ITEM 2. IDENTITY AND BACKGROUND.                                        3
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.              4
ITEM 4. PURPOSE OF TRANSACTION.                                         4
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.                           5
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.                     6
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.                               6
SIGNATURES                                                              6

--------------------------------------------------------------------------------

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Munawar H. Hidayatallah
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
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               7.   Sole Voting Power
  NUMBER OF         5,041,667
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           5,041,667
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,041,667
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     24.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
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CUSIP No. 019645407
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--------------------------------------------------------------------------------

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Saeed M. Sheikh
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,000,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,000,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.

ITEM 1 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

Security: Common Stock of Allis-Chalmers Corporation ("Common Stock").

Issuer: Allis-Chalmers Corporation ("Issuer"), 7660 Woodway, Suite 200, Houston, TX 77063


ITEM 2. IDENTITY AND BACKGROUND.

ITEM 2 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Munawar H. Hidayatallah and Saeed
M. Sheikh, both of whom are U.S. citizens.

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CUSIP No. 019645407
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Mr. Hidayatallah is the Chief Executive Officer and Chairman of the Board of the
Issuer, whose address is 7660 Woodway, Suite 200, Houston, TX 77063

Saeed M. Sheikh is a director of the Issuer and the President of Star Trading & Marine, Inc., a shipping and freight forwarding company, whose address is 1050 17th Street, N.W., Suite 450, Washington, D.C. 20036.

The Reporting Persons disclaim beneficial ownership of the Securities reported as beneficially owned by the Reporting Persons herein other than the securities owned directly by such persons.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The Reporting Persons acquired their original interest in the common stock of the Issuer (the "Common Stock") pursuant to the terms of an Agreement and Plan of Merger dated May 9, 2001, which is incorporated by reference to the reporting Persons' Schedule 13D filed with the Security and Exchange Commission on March 21, 2001 (the "Merger Agreement"). Mr. Hidayatallah and Mr. Sheikh acquired 4,375,000 and 1,000,000 shares, respectively, pursuant to the Merger Agreement.

On March 22, 2004, the Company issued Mr. Hidayatallah an option to acquire 2,000,000 shares of Common Stock (SEC Item 5 -- Interests in Securities of Issuer).


ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

On May 9, 2001, OilQuip Rentals, Inc., a Delaware Corporation ("OilQuip"), was merged with and into Allis-Chalmers Acquisitions Co., a Delaware Corporation, and a wholly owned subsidiary of the Issuer (the "Merger"). The purpose of the Merger was to combine the operations of OilQuip and the Issuer, and to provide services for the exploration and production of natural gas.

Each of the Reporting Persons acquired the shares of Common Stock as an investment. Each of the Reporting Persons may seek to acquire additional shares of Common Stock through open market or privately negotiated transactions from time to time in its or his discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant. Alternatively, each of the Reporting Persons may in the future determine to dispose of all or a portion of the shares of Common Stock held by it or him depending upon, among other things, the then market price for the Common Stock. Such sales may be made in transactions in the open market or in privately negotiated transactions.

Except as set forth in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a Merger, reorganization or liquidation of The Issuer or any of its subsidiaries; (b) the sale or transfer of a material amount of assets of The Issuer or any of its subsidiaries; (c) any change in the Issuer's present Board of Directors or management; (d) any material change in the present capitalization or dividend policy of the Issuer;
(e) any other major change in the Issuer's business or corporate structure; (f) any change in the Issuer's charter or by-laws that might impede the acquisition or control of the Issuer by any person; (g) the delisting of a class of the

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CUSIP No. 019645407
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Issuer's securities on a national securities exchange; (h) the termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of the Issuer's equity securities; or (i) any action similar to any of those enumerated above. However, as indicated above, each of the Reporting Persons intends continuously to review its investment in the Issuer. Depending upon the results of such continuing review and other factors, each of the Reporting Persons reserves the right to propose, take, or seek to cause the Issuer to take, one or more of the transactions described in this paragraph.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

On March 22, 2003, the Company issued Mr. Hidayatallah an option to acquire 2,000,000 shares of the Issuer's Common Stock, at an exercise price of $0.55 per share, which is currently exercisable for 666,667 shares. The option will be exercisable for an additional 666,666 shares as of December 16, 2004, and the remaining 666,666 shares as of December 16, 2005.

Mr. Hidayatallah is the beneficial owner of 5,041,667 shares of the Common Stock, which constituted approximately 24.8% of the shares of the Common Stock outstanding on March 22, 2004, according to information provided by the Issuer (the "Outstanding Shares"). Mr. Hidayatallah has the sole power to vote and to dispose of such shares of Common Stock.

Mr. Sheikh is the beneficial owner of 1,000,000 shares of the Common Stock, which constituted approximately 5.1% of the shares of the Common Stock outstanding on March 22, 2004, according to information provided by the Issuer (the "Outstanding Shares"). Mr. Sheikh has the sole power to vote and to dispose of such shares of Common Stock.

 (d)  Not applicable

 (e)  Not applicable.

The following tables set forth the number of shares of the common stock of the Issuer owned by each of the Reporting Persons.

                 -----------------       ----------------      -------------
                 Shareholder Names       Issuer Shares         Percentage(1)
                                         Currently Owned


                 Mr. Hidayatallah           5,041,667(2)          24.8%

                 Mr. Sheikh                 1,000,000              5.1%


Each of the above Reporting Persons has the sole power to vote and dispose of the Common Stock currently owned by such Reporting Persons.


---------------
(1)  Based on 19,633,340 shares currently outstanding.
(2) Includes options to purchase 666,667 of the Issuer's Common Stock at an exercise price of $0.55 per share, which are currently exercisable.

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CUSIP No. 019645407
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

ITEM 6 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

To the best knowledge of Mr. Hidayatallah and Mr. Sheikh, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between either Mr. Hidayatallah and any other person or and Mr. Sheikh and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except for the following:


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

1.0 Agreement regarding Joint Filing of Schedule 13D by and between Saeed M. Sheikh and Munawar H. Hidayatallah, which is incorporated by reference to the Reporting Persons' Schedule 13D filed on May 21, 2001.


SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.



       DATED: March 24, 2004                       /s/ Munawar H. Hidayatallah
                                                  ----------------------------
                                                  MUNAWAR H. HIDAYATALLAH



                                                  /s/ Saeed M. Sheikh
                                                  ----------------------------
                                                  SAEED M. SHEIKH